Exhibit 4.4

The Excess Savings Plan (GAP Savings) For

Eli Lilly Affiliate Employees In Puerto Rico

[As Amended and Restated January 1, 2009]

The Excess Savings Plan (GAP Savings) For

Eli Lilly Affiliate Employees In Puerto Rico

Table of Contents

1. Establishment and Purpose of the Plan		1

1.1.	Establishment	1
1.2.	Purpose	1

2. Definitions		2
2.1.	Base Pay	2
2.2	Board of Directors	2
2.3.	Committee	2
2.4.	Company	2
2.5.	Company Match	2
2.6.	Company Match Account	2
2.7.	Deferral Account	2
2.8.	Disability or Disabled	3
2.9.	Eligible Employee	3
2.10.	Excess Benefit Salary Reduction Contribution	3
2.11.	Excess Earnings	3
2.12.	Investment Option	3
2.13.	Key Employee	3
2.14.	Lilly	4
2.15.	Limitation	4
2.16.	Matching Contributions	4
2.17.	Participant	4
2.18.	Plan	4
2.19.	Plan Year	4
2.20.	Separation from Service or Separate from Service	4

3. Participation		4

4. Individual Accounts		5

4.1. Deferral Account		5

4.2. Company Match Account; Accrual of Company Match		5

5. Account Statements		5

6. Payment		6

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6.1. Time and Form of Payment; Separation from Service		6
6.2.	Delayed Payments to Key Employees	6
6.2.	Delayed Payments to Key Employees	6
6.3.	One Time Election to Change Form of Payment	6

7. Nature of Interest of Participant		7

8. Administration		8
8.1.	Committee	8
8.2.	Powers of the Committee	9
8.3.	Finality of Committee Determinations	9

9. No Employment Rights		9

10. Amendment, Suspension, and Termination		9

11. Claims Procedure		10
11.1.	Filing a Claim	10
11.2.	Denial of Claim	10
11.3.	Reasons for Denial	10
11.4.	Review of Denial	11
11.5.	Decision Upon Review	11
11.6.	Finality of Determinations; Exhaustion of Remedies	12
11.7.	Limitations Period	12
11.8.	Disability Claims	12

12. General Provisions		12
12.1.	No Guarantee of Benefits	12
12.2.	No Enlargement of Rights	12
12.3.	Applicable Law	13
12.4.	Incapacity of Recipient	13
12.5.	Taxes	13
12.6.	Corporate Successors	13
12.7.	Unclaimed Benefits	13
12.8.	Severability	13
12.9.	Words and Headings	14

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THE EXCESS SAVINGS PLAN (GAP SAVINGS) FOR

ELI LILLY AFFILIATE EMPLOYEES IN PUERTO RICO

[As Amended and Restated January 1, 2009]

1.	Establishment and Purpose of the Plan.

1.1.	Establishment.

Lilly del Caribe, Inc. and Eli Lilly Export S.A., Puerto Rican Branch established, effective January 1, 2008, an unfunded plan of voluntarily deferred compensation for the benefit of Participants. The Plan, as amended and restated herein, effective January 1, 2009, is known as “The Excess Savings Plan (GAP Savings) For Eli Lilly Affiliate Employees in Puerto Rico.” The Plan is intended (1) to comply with Section 409A of the Internal Revenue Code of 1986 (the “Code”) and official guidance issued thereunder, and (2) to be “a plan which is unfunded and is maintained by an employer primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees” within the meaning of sections 201(2), 301(a)(3) and 401(a)(1) of the Employee Retirement Income Security Act of 1974 (“ERISA”). Notwithstanding any other provision of this Plan, this Plan shall be interpreted, operated and administered in a manner consistent with these intentions.

1.2.	Purpose.

The purpose of the Plan is to provide a means by which an Eligible Employee may elect to defer receipt of that portion of his or her Base Pay which, but for the limitations imposed by Sections 401(a)(17) of the Code (and applicable regulations), could be contributed to The Savings Plan for Eli Lilly Affiliate Employees in Puerto Rico. The Plan also provides that the Company will maintain an account for each Participant in which will accrue a Company match balance corresponding to the Participant’s deferred excess amounts. The Company Match under this Plan will accrue at the same rate as Matching Contributions are made by the Company under The Savings Plan for Eli Lilly Affiliate Employees in Puerto Rico.

2.	Definitions.

The following words and phrases as used in this Plan have the following meanings:

2.1.	Base Pay.

The term “Base Pay” means an Eligible Employee’s base pay as determined for purposes of Section 1.01(a)(5)(A)(ii) of The Savings Plan for Eli Lilly Affiliate Employees in Puerto Rico.

2.2	Board of Directors.

The term “Board of Directors” means the Board of Directors of Eli Lilly and Company.

2.3.	Committee.

The term “Committee” means the Committee designated in subsection 8.1 hereof to administer the Plan.

2.4.	Company.

The term “Company” means Lilly del Caribe, Inc., Eli Lilly Export S.A., Puerto Rican Branch, any affiliated company of Eli Lilly and Company operating in Puerto Rico that adopts the Plan, and their respective successors.

2.5.	Company Match.

The term “Company Match” means the amounts accrued with respect to a Participant’s Excess Benefit Salary Reduction Contributions according to the rate of Matching Contributions contributed by the Participant’s employer under The Savings Plan for Eli Lilly Affiliate Employees in Puerto Rico.

2.6.	Company Match Account.

The term “Company Match Account” means the separate account set up and maintained under the Plan to account for Company Match contributions, as adjusted according to the performance of the Eli Lilly and Company Common Stock Fund under The Savings Plan for Eli Lilly Affiliate Employees in Puerto Rico.

2.7.	Deferral Account.

The term “Deferral Account” means the separate account set up and maintained under the Plan to account for Excess Benefit Salary Reduction Contributions, as adjusted according to the investment returns, as described herein.

2.8.	Disability or Disabled.

The term “Disability” or “Disabled” means a Participant is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under the Lilly Extended Disability Plan.

2.9.	Eligible Employee.

The term “Eligible Employee” means an employee of the Company who (i) earns Excess Earnings during a Plan Year, and (ii) is designated by the Committee as an employee who is eligible to participate in the Plan.

2.10.	Excess Benefit Salary Reduction Contribution.

The term “Excess Benefit Salary Reduction Contribution” means the amount of Excess Earnings that the Participant elects to have deferred into a Deferral Account under this Plan. Excess Benefit Salary Reduction Contributions may not exceed 6% of a Participant’s Excess Earnings.

2.11.	Excess Earnings.

The term “Excess Earnings” means the amount of Base Pay earned by an Eligible Employee during a Plan Year that is in excess of the Limitation.

2.12.	Investment Option.

The term “Investment Option” means any investment option corresponding to an investment option available under The Savings Plan for Eli Lilly Affiliate Employees in Puerto Rico, with the exception of any investment made through the self-directed brokerage window investment option.

2.13.	Key Employee.

The term “Key Employee” means an employee treated as a “specified employee” as of his Separation from Service under Section 409A(a)(2)(B)(i) of the Code, i.e., a key employee (as defined in Section 416(i) of the Code without regard to paragraph (5) thereof) of the Company or its affiliates if the Company’s or its affiliate’s stock is publicly traded on an established securities market or otherwise. Key Employees shall be determined in accordance with Section 409A of the Code using a November 30 identification date. A listing of Key Employees as of an identification date shall be effective for the 12-month period beginning on the January 1 following the identification date.

2.14.	Lilly.

The term “Lilly” means Eli Lilly and Company.

2.15.	Limitation.

The term “Limitation” means the limitation imposed by Section 401(a)(17) of the Code on compensation that may be taken into account under a tax-qualified plan.

2.16.	Matching Contributions.

The term “Matching Contributions” means the contributions made by an Employer pursuant to subsections 3.06(a), 3.06(b), 18.04(a) and 18.04(b) of The Savings Plan for Eli Lilly Affiliate Employees in Puerto Rico.

2.17.	Participant.

The term “Participant” means an Eligible Employee who elects to defer Excess Earnings pursuant to the terms of this Plan.

2.18.	Plan.

The term “Plan” means “The Excess Savings Plan For Eli Lilly Affiliate Employees in Puerto Rico” as set forth herein and as it may be amended from time to time.

2.19.	Plan Year.

The term “Plan Year” means the calendar year.

2.20.	Separation from Service or Separate from Service.

The term “Separation from Service” or “Separate from Service” means a “separation from service” within the meaning of Section 409A of the Code.

3.	Participation.

Eligible Employees will participate in the Plan if they have elected to have a portion of their Excess Earnings deferred under the Plan. In order to elect to defer Excess Earnings during a Plan Year, an Eligible Employee shall file an irrevocable election with the Committee, in a form satisfactory to the Committee, before the beginning of such Plan Year. Such election shall specify a percentage of Excess Earnings to be deferred; provided, however, that such specified percentage may not exceed 6%. Notwithstanding the foregoing, in the first year in which an Eligible Employee becomes eligible to participate in the Plan, an irrevocable election may be made with respect to services to be performed subsequent to the election within 30 days after the date the Eligible Employee becomes eligible to participate in the Plan to the extent permitted under Section 409A of the Code.

4.	Individual Accounts.

4.1.	Deferral Account.

The Treasurer of Lilly will maintain a Deferral Account in the name of each Participant for the purposes of crediting, during each Plan Year, the amount of each Participant’s Excess Benefit Salary Reduction Contributions. Each Participant’s Deferral Account will be adjusted according to the performance of the applicable Investment Option or Options chosen by the Participant under The Savings Plan for Eli Lilly Affiliate Employees in Puerto Rico. Nothing in this Section or otherwise in the Plan, however, will require the Company to actually invest any amounts in such Investment Option or Options or otherwise.

4.2.	Company Match Account; Accrual of Company Match.

The Treasurer of Lilly will maintain a Company Match Account in the name of each Participant for purposes of accrual of the Company Match. The Company Match will accrue monthly, at a rate with respect to Excess Benefit Salary Reduction Contributions equal to the rate of Matching Contributions with respect to Salary Reduction Contributions under The Savings Plan for Eli Lilly Affiliate Employees in Puerto Rico.

Each Participant’s Company Match Account will be adjusted according to the performance of the Eli Lilly and Company Common Stock Fund under The Savings Plan for Eli Lilly Affiliate Employees in Puerto Rico.

Amounts credited to a Participant’s Company Match Account (and earnings thereon) shall vest in accordance with the vesting schedule under The Savings Plan for Eli Lilly Affiliate Employees in Puerto Rico.

5.	Account Statements.

Each Participant will be given, at least annually, a statement showing, for the current period, (i) the amount of Excess Benefit Salary Reduction Contributions, (ii) the balance of the Deferral Account after adjustment according to performance of the applicable Investment Option(s), (iii) the amount of Company Match accrued with respect to the Participant’s Deferral Account, and (iv) the balance of the Participant’s Company Match Account.

6.	Payment.

6.1.	Time and Form of Payment; Separation from Service.

A Participant’s Deferral Account and vested Company Match Account shall normally be paid to him or her in a lump sum payment in the month following the Participant’s Separation from Service. A Participant may elect, on a form satisfactory to the Committee, to have his or her Deferral Account and vested Company Match Account instead paid in ten (10) annual installments with payments commencing in the month following the Participant’s Separation from Service.

6.2.	Delayed Payments to Key Employees.

Notwithstanding the foregoing, payments may not be made to a Key Employee upon a Separation from Service before the date which is six months after the date of the Key Employee’s Separation from Service (or, if earlier, the date of death of the Key Employee). Any payments that would otherwise be made during this period of delay shall be accumulated and paid on the next regularly scheduled pay period of the seventh month following the Participant’s Separation from Service (or, if earlier, the next regularly scheduled pay period after the Participant’s death).

6.3.	One Time Election to Change Form of Payment.

A Participant who originally elected to have his or her Deferral Account and vested Company Match Account paid in a lump sum payment, or in the ten (10) annual installment option, may make one subsequent election to change his or her form of payment to the ten (10) annual installment option, or to a lump sum payment, as applicable, but such an election shall be effective only if the following conditions are satisfied:

(a)	The election may not take effect until at least twelve (12) months after the date on which the election is made; and

(b)	A payment may not commence earlier than at least five (5) years from the date the payment would have otherwise been made.

6.4.	Payment Upon Death.

Notwithstanding any elections by a Participant or provisions of the Plan to the contrary, if a Participant dies before full distribution of his Deferral Account and vested Company Match Account, any remaining balance shall immediately vest and be paid to the Participant’s beneficiary in a lump sum payment in the month following the Participant’s death. A Participant shall designate his beneficiary in a writing delivered to the Committee prior to death in accordance with procedures established by the Committee. If a Participant has not properly designated a beneficiary or if no designated beneficiary is living on the date of distribution, such amount shall be distributed to the Participant’s estate.

6.5.	Payment Upon Disability.

Notwithstanding any elections by a Participant or provisions of the Plan to the contrary, if a Participant becomes Disabled, his Deferral Account and vested Company Match Account will be paid in a lump sum payment in the month following the date the Participant becomes Disabled.

6.6.	Payment of Small Amounts. Notwithstanding any other provision of the Plan, if the present value of a Participant’s Deferral Account and vested Company Match Account does not exceed five thousand dollars ($5,000) in the month following the Participant’s Separation from Service, such amount shall be paid in a lump sum in the month following the Participant’s Separation from Service.

6.7.	Effect of Taxation.

If a portion of the Participant’s Deferral or Company Match Account balance is includible in income under Section 409A of the Code, such portion shall be distributed immediately to the Participant.

6.8.	Permitted Delays.

Notwithstanding the foregoing, any payment to a Participant under the Plan shall be delayed upon the Committee’s reasonable anticipation of one or more of the following events:

(a)	The Company’s deduction with respect to such payment would be eliminated by application of Section 162(m) of the Code; or

(b)	The making of the payment would violate Federal securities laws or other applicable law;

provided, that any payment delayed pursuant to this Section 6.7 shall be paid in accordance with Section 409A of the Code.

7.	Nature of Interest of Participant.

Participation in this Plan will not create, in favor of any Participant, any right or lien in or against any of the assets of a Company; all amounts of compensation deferred hereunder shall at all times remain an unrestricted asset of the Company. A Participant’s rights to benefits payable under the Plan are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, or encumbrance. All payments hereunder shall be paid in cash from the general funds of the Company and no special or separate fund shall be established and no other segregation of assets shall be made to assure the payment of benefits hereunder. Nothing contained in this Plan, and no action taken pursuant to its provisions shall create or be construed to create a trust of any kind, or a fiduciary relationship, between the Company and a Participant or any other person, and the Company’s promise to pay benefits hereunder shall at all times remain unfunded as to the Participant.

Notwithstanding the foregoing, all or a portion of a Participant’s Deferral Account and vested Company Match Account balance may be paid to another person as specified in a domestic relations order that the Committee determines meets certain requirements (a “Domestic Relations Order”). For this purpose, a Domestic Relations Order means a judgment, decree, or order (including the approval of a settlement agreement) which is:

(1) issued pursuant to a State’s domestic relations law;

(2) relates to the provision of child support, alimony payments or marital property rights to a spouse, former spouse, child or other dependent of the Participant;

(3) creates or recognizes the right of a spouse, former spouse, child or other dependent of the Participant to receive all or a portion of the Participant’s benefits under the Plan;

(4) requires payment to such person of their interest in the Participant’s benefits in an immediate lump payment; and

(5) meets such other requirements established by the Committee.

The Committee shall determine whether any document received by it is a Domestic Relations Order. In making this determination, the Committee may consider the rules applicable to “domestic relations orders” under Section 414(p) of the Code and Section 206(d) of ERISA, and such other rules and procedures as it deems relevant.

8.	Administration.

8.1.	Committee.

This Plan shall be administered by the Employee Benefits Committee, the members of which shall be selected by the Board of Directors.

8.2.	Powers of the Committee.

The Committee’s powers shall include, but shall not be limited to, the power

(i)	to determine Eligible Employees for purposes of participation in the Plan,

(ii)	to determine, in its complete discretion, all questions relating to the interpretation of the terms and provisions of the Plan and all other questions arising under the Plan, including without limitation, the right to remedy possible ambiguities, inconsistencies, or omissions by a general rule or particular decision, and

(iii)	to adopt rules consistent with the Plan.

Notwithstanding this, the Committee may, from time to time, employ agents and delegate to such agents, including employees of the Company, such administrative or other duties as it sees fit (e.g., determinations of whether an order is a Domestic Relations Order and the administration of Domestic Relations Orders).

8.3.	Finality of Committee Determinations.

Determinations by the Committee and any interpretation, rule, or decision adopted by the Committee under the Plan or in carrying out or administering the Plan shall be final and binding for all purposes and upon all interested persons, their heirs, and their personal representatives.

9.	No Employment Rights.

No provisions of the Plan or any action taken by the Company, the Board of Directors, the Board of Directors of Lilly del Caribe, Inc., the Board of Directors of Eli Lilly Export S.A., Puerto Rican Branch, or the Committee shall give any person any right to be retained in the employ of the Company, and the right and power of the Company to dismiss or discharge any Participant is specifically reserved.

10.	Amendment, Suspension, and Termination.

The Board of Directors of Lilly del Caribe, Inc. and the Board of Directors of Eli Lilly Export S.A., Puerto Rican Branch shall have the right to amend, suspend, or terminate the Plan at any time. The Committee shall also have the right to amend the Plan, except that the Committee may not amend subsection 8.1 hereof and this Section 10.

Except as provided in the next sentence, no amendment or termination of the Plan shall adversely affect the rights of any Participant to amounts credited to his Deferral Account or Company Match Account as of the effective date of such amendment or termination. Upon termination of the Plan, distribution of balances in Accounts shall be made to Participants and beneficiaries in the manner and at the time described in the Plan, unless Lilly determines in its sole discretion that all such amounts shall be distributed upon termination in accordance with the requirements under Section 409A of the Code. Upon termination of the Plan, no further deferrals of Excess Benefit Salary Reduction Contributions shall be permitted; however, earnings, gains and losses shall continue to be credited to Account balances in accordance with the Plan until the accounts are fully distributed.

11.	Claims Procedure.

11.1.	Filing a Claim.

A Participant or his authorized representative may file a claim for benefits under the Plan. Any claim must be in writing and submitted to the Committee at such address as may be specified from time to time. Claimants will be notified in writing of approved claims, which will be processed as claimed. A claim is considered approved only if its approval is communicated in writing to a claimant.

11.2.	Denial of Claim.

In the case of the denial of a claim respecting benefits paid or payable with respect to a Participant, a written notice will be furnished to the claimant within 90 days of the date on which the claim is received by the Committee. If special circumstances (such as for a hearing) require a longer period, the claimant will be notified in writing, prior to the expiration of the 90-day period, of the reasons for an extension of time; provided, however, that no extensions will be permitted beyond 90 days after the expiration of the initial 90-day period.

11.3.	Reasons for Denial.

A denial or partial denial of a claim will be dated and signed by the Committee and will clearly set forth:

(A)	the specific reason or reasons for the denial;

(B)	specific reference to pertinent Plan provisions on which the denial is based;

(C)	a description of any additional material or information necessary for the claimant to perfect the claim and an explanation of why such material or information is necessary; and

(D)	an explanation of the procedure for review of the denied or partially denied claim set forth below, including the claimant’s right to bring a civil action under Section 502(a) of ERISA following an adverse benefit determination on review.

11.4.	Review of Denial.

Upon denial of a claim, in whole or in part, a claimant or his duly authorized representative will have the right to submit a written request to the Committee for a full and fair review of the denied claim by filing a written notice of appeal with the Committee within 60 days of the receipt by the claimant of written notice of the denial of the claim. A claimant or the claimant’s authorized representative will have, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to the claimant’s claim for benefits and may submit issues and comments in writing. The review will take into account all comments, documents, records, and other information submitted by the claimant relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

If the claimant fails to file a request for review within 60 days of the denial notification, the claim will be deemed abandoned and the claimant precluded from reasserting it. If the claimant does file a request for review, his request must include a description of the issues and evidence he deems relevant. Failure to raise issues or present evidence on review will preclude those issues or evidence from being presented in any subsequent proceeding or judicial review of the claim.

11.5.	Decision Upon Review.

The Committee will provide a prompt written decision on review. If the claim is denied on review, the decision shall set forth:

(A)	the specific reason or reasons for the adverse determination;

(B)	specific reference to pertinent Plan provisions on which the adverse determination is based;

(C)	a statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to the claimant’s claim for benefits; and

(D)	a statement describing any voluntary appeal procedures offered by the Plan and the claimant’s right to obtain the information about such procedures, as well as a statement of the claimant’s right to bring an action under Section 502(a) of ERISA.

A decision will be rendered no more than 60 days after the Committee’s receipt of the request for review, except that such period may be extended for an additional 60 days if the Committee determines that special circumstances (such as for a hearing) require such extension. If an extension of time is required, written notice of the extension will be furnished to the claimant before the end of the initial 60-day period.

11.6.	Finality of Determinations; Exhaustion of Remedies.

To the extent permitted by law, decisions reached under the claims procedures set forth in this Section 11 shall be final and binding on all parties. No legal action for benefits under the Plan shall be brought unless and until the claimant has exhausted his remedies under this Section 11. In any such legal action, the claimant may only present evidence and theories which the claimant presented during the claims procedure. Any claims which the claimant does not in good faith pursue through the review stage of the procedure shall be treated as having been irrevocably waived. Judicial review of a claimant’s denied claim shall be limited to a determination of whether the denial was an abuse of discretion based on the evidence and theories the claimant presented during the claims procedure.

11.7.	Limitations Period.

Any suit or legal action initiated by a claimant under the Plan must be brought by the claimant no later than one year following a final decision on the claim for benefits by the Committee. The one-year limitation on suits for benefits will apply in any forum where a claimant initiates such suit or legal action.

11.8.	Disability Claims.

Claims for disability benefits shall be determined under DOL Regulation section 2560.503-1 which is hereby incorporated by reference.

12.	General Provisions.

12.1.	No Guarantee of Benefits.

Nothing contained in the Plan shall constitute a guarantee by the Company or any other person or entity that the assets of the Company will be sufficient to pay any benefits hereunder.

12.2.	No Enlargement of Rights.

No Participant or beneficiary shall have any right to receive a distribution under the Plan except in accordance with the terms of the Plan. Establishment of the Plan shall not be construed to give any Participant the right to continue to be employed by or provide services to the Company.

12.3	Applicable Law.

To the extent not preempted by federal law, the Plan shall be governed by the local laws of Puerto Rico.

12.4.	Incapacity of Recipient.

If any person entitled to a distribution under the Plan is deemed by the Committee to be incapacitated or otherwise incapable of personally receiving such payment, then, unless and until a claim for such payment shall have been made by a duly appointed guardian or other legal representative of such person, the Committee may provide for such payment or any part thereof to be made to any other person or institution then contributing toward or providing for the care and maintenance of such person. Any such payment shall be a payment for the account of such person and a complete discharge of any liability of the Company and the Plan with respect to the payment.

12.5.	Taxes.

The Company or other payor may withhold from a benefit payment under the Plan or a Participant’s wages, or the Company may reduce a Participant’s Account balance, in order to meet any federal, state, or local tax withholding obligations with respect to Plan benefits. The Company or other payor shall report Plan payments and other Plan-related information to the appropriate governmental agencies as required under applicable laws.

12.6.	Corporate Successors.

The Plan and the obligations of the Company under the Plan shall become the responsibility of any successor to the Company by reason of a transfer or sale of substantially all of the assets of the Company or by the merger or consolidation of the Company into or with any other corporation or other entity.

12.7.	Unclaimed Benefits.

Each Participant shall keep the Committee informed of his current address and the current address of his designated beneficiary. The Committee shall not be obligated to search for the whereabouts of any person if the location of a person is not made known to the Committee.

12.8.	Severability.

In the event any provision of the Plan shall be held invalid or illegal for any reason, any illegality or invalidity shall not affect the remaining parts of the Plan, but the Plan shall be construed and enforced as if the illegal or invalid provision had never been inserted.

12.9.	Words and Headings.

Words in the masculine gender shall include the feminine and the singular shall include the plural, and vice versa, unless qualified by the context. Any headings used herein are included for ease of reference only, and are not to be construed so as to alter the terms hereof.